                                                                    EXHIBIT 99.2

                                                           [English Translation]
                                                            Corporate Disclosure
                                                                  April 29, 2004

                        Change in Accounting Assumptions

------------------------------------------------------------------------------------------------
1. Subject of Change                           Change in the estimated useful life for
                                               calculating depreciation costs of tangible assets
------------------------------------------------------------------------------------------------
2. Details of Change
------------------------------------------------------------------------------------------------
   a. Before Change                            Depreciation based on the estimated useful life:
                                               - Buildings - 50 years
                                               - Equipments - 8 years
                                               - Conduit Line - 8 years
                                               - Other Tangible Assets - 5~8 years
------------------------------------------------------------------------------------------------
   b. After Change                             Depreciation based on the estimated useful life:
                                               - Buildings - 40 years
                                               - Equipments - 6 years
                                               - Conduit Line - 6 years
                                               - Other Tangible Assets - 4 years
------------------------------------------------------------------------------------------------
3. Record Date of Change                                        January 1, 2004
------------------------------------------------------------------------------------------------
4. Reasons for Change                          - To better estimate the useful lives
   (Reasons, Basis)                            - To better reflect the erosion of economic
                                                 benefits derived from these tangible assets
                                                 on a reasonable basis.
------------------------------------------------------------------------------------------------
5. Effect on Profit and Loss                   No effect on estimated annual depreciation costs
                                               for the fiscal year 2004
------------------------------------------------------------------------------------------------
6. Date of Change                                               April 29, 2004
   (Date of Resolution of Board of Directors)
------------------------------------------------------------------------------------------------
   - Presence of Outside Director(s)             Present       -         Absent            -
                                                (Number)                (Number)
------------------------------------------------------------------------------------------------
   - Presence of Auditor(s)                                      Not Present
------------------------------------------------------------------------------------------------
7. Others                                      Date of change (date of resolution of board of
                                               directors) has been determined internally by
                                               Hanaro Telecom, Inc.
------------------------------------------------------------------------------------------------